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DEC 10 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Numis Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Avenue Fl 25
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Rego, CFO

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicholas J. Rego, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Numis Securities Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ALFONSO A FELIPE RIVERA
Notary Public, State of New York
No. 01FE6400937
Qualified in Bronx County
Commission Expires Nov 25 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUMIS SECURITIES INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND
EXCHANGE COMMISSION
SEPTEMBER 30, 2020

NUMIS SECURITIES INC.
INDEX
SEPTEMBER 30, 2020

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Numis Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Numis Securities Inc. as of September 30, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Numis Securities Inc. as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, Numis Securities Inc. has changed its method of accounting for leases in 2020 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

These financial statements are the responsibility of Numis Securities Inc.'s management. Our responsibility is to express an opinion on Numis Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Numis Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Numis Securities Inc.'s financial statements. The supplemental information is the responsibility of Numis Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Numis Securities Inc.'s auditor since 2019.
New York, New York
December 9, 2020

NUMIS SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2020

Assets		
Cash and cash equivalents	$	11,138,176
Cash segregated under federal and other regulations		100,481
Letter of Credit - Restricted Cash		261,277
Receivables and deposits from broker-dealer		422,500
Research fees receivable		98,409
Receivable from parent		2,121,958
Other receivables		156,846
Receivable from clearing organizations		1,149,586
Operating lease right-of-use assets, net		3,521,596
Fixed assets, net of accumulated depreciation		435,156
Prepaid expenses		90,657
Total assets	$	19,496,642
Liabilities and stockholder's equity		
Liabilities:		
Accrued professional fees	$	50,000
Accounts payable and accrued expenses		1,115,179
Accrued bonus compensation		1,580,720
Operating lease liabilities		3,792,986
Payable to clearing organizations		1,101,726
Payable to broker		27,587
Deferred research fee		3,750
Total liabilities		7,671,948
Commitments (Note 5)		
Stockholder's equity:		
Common stock $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		12,977,918
Accumulated deficit		(1,153,324)
Total stockholder's equity		11,824,694
Total liabilities and stockholder's equity	$	19,496,642

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2020

Revenues:	
Commissions	$ 6,469,103
Placing fees	9,312,361
Research income	2,307,717
Foreign currency exchange gain, net	371,848
Other	1,470
Total revenues	18,462,499
Expenses:	
Employee compensation and benefits	5,793,912
Intercompany service fee allocation	4,461,622
Occupancy	503,403
Professional fees	289,621
Communication services	419,100
Travel and entertainment	250,060
Information services	266,282
Depreciation	176,949
Clearance fees	176,438
Other	62,200
Total expenses	12,399,587
Income before provision for income taxes	6,062,912
Provision for income taxes (note 8)	1,609,549
Net income	$ 4,453,363

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2020

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 100	$ 13,821,989	$ (5,606,687)	$ 8,215,402
Share-based compensation	-	905,929	-	905,929
Capital distribution	-	(1,750,000)	-	(1,750,000)
Net income	-	-	4,453,363	4,453,363
Balance, end of year	$ 100	$ 12,977,918	$ (1,153,324)	$ 11,824,694

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2020

Cash flows from operating activities		
Net income	$	4,453,363
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		176,949
Cash paid for right-of-use assets		(528,942)
Amortization expense right-of-use-assets, net		514,095
Share-based compensation		905,929
Foreign currency exchange gain, net		(371,848)
Decrease/(increase) in operating assets		
Receivables and deposits from broker-dealer		281,514
Research fees receivable		(41,770)
Receivable from parent		(1,249,837)
Other receivables		(49,566)
Receivable from clearing organizations		6,617,081
Prepaid expenses		(14,317)
Increase/(decrease) in operating liabilities		
Accrued professional fees		10,000
Accounts payable and accrued expenses		812,933
Accrued bonus compensation		624,716
Payable to clearing organizations		579,455
Payable to broker		(52,085)
Deferred research fee		(21,250)
Net cash provided by operating activities		12,646,420
Cash, used in investing activities		
Purchases of fixed assets		(26,280)
Cash, used in financing activities		
Capital distribution		(1,750,000)
Net increase in cash and cash equivalents		10,870,140
Cash, and cash equivalents, cash segregated under federal and other regulations and restricted cash		
Beginning of year		629,794
End of year	$	11,499,934
Supplemental disclosure of cash flow information		
Cash paid for interest	$	1,863
Cash paid for income taxes	$	780,000
Disclosures of non-cash financing activity		
Share-based compensation	$	905,929
Capital distribution	$	1,750,000
Supplemental non-cash information		
Initial recognition of operating lease right-of-use assets	$	3,892,470
Initial recognition of operating lease liabilities	$	4,173,569

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2020

Note 1 - Description of Business:

Numis Securities Inc. (the "Company"), a Delaware corporation incorporated on July 8, 2003, is a wholly owned subsidiary of Numis Securities Limited (the "Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investments Market of the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, which operates solely in New York, was established to provide securities brokerage services to United States customers trading in United Kingdom securities. The Company clears United Kingdom and Irish listed securities through its Parent company. The Company holds no customer accounts. Other securities are cleared through a separate clearing broker, Pershing LLC ("Pershing").

Note 2 - Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid instruments and certificates of deposits with original maturities of less than three months to be cash equivalents. Cash and cash equivalents consist of unrestricted cash balances held with three major financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. The Financial Services Compensation Scheme ("FSCS") provides no insurance for deposits in the United Kingdom. From time to time, the Company's balances may exceed the limits of the FDIC; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institutions holding its cash. At September 30, 2020, this excess was approximately $10,856,000.

Cash Segregated Under Federal and Other Regulations

The Company has segregated cash of $100,481 under federal and other regulations in a Special Reserve Account for the exclusive benefit of Customers. This amount is presented as a separate line on the Company's Statement of Financial Condition.

Note 2 - Significant Accounting Policies (Cont'd):

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization. Depreciation expense is computed based on estimated useful lives which are three years for office equipment and technology equipment, and seven years for furniture. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the useful life of the improvement or the lease term.

Receivables and Deposits from Broker-Dealer

Receivables and deposits with broker represent cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker.

Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by customer. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company considers all accounts receivable at September 30, 2020 to be collectible and no allowance for doubtful accounts is deemed necessary at September 30, 2020.

Other Receivables

These regular-way trades are subject to standard settlement of trade date plus two days for UK trades, European Union trades, and US trades, and the balance is approximately $156,846 as of September 30, 2020.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of September 30, 2020, the Company believes it was not exposed to such risk. During the current year, no customer accounted for 10% or more of total revenues.

Note 2 - Significant Accounting Policies (Cont'd):

Revenue Recognition

On October 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 using the modified retrospective method. Results for reporting periods beginning October 1, 2019 and ending September 30, 2020 are presented under Topic 606.

The Company's revenues consist of commissions, placing fees, and research income. For the fiscal year ended, the results were as follows:

Commissions from trading	$6,469,103
Placing fees	9,312,361
Research income	2,307,717

Commissions Revenue

All revenues from Commission revenues and clearing related expenses are recorded on a trade-date basis as securities transactions occur.

Placing Fees

Placing fees are recognized when promised goods or services are transferred to a customer for expected consideration for services performed. These fees represent the Company's allocated share of fees earned by private placings undertaken by the Parent company. They are computed based on the fractional share of the fee attributed to the Company's sales effort in assisting in the placing to US customers.

Research Income and Deferred Research Fee

In addition to brokerage commissions, the Company earns compensation in the form of direct payments for provision of third party research, and other brokerage services. Revenue is recognized once two steps of revenue recognition under ASC 606 have occurred: first, that the performance obligation is satisfied; and second, that an agreement has been reached about the value of the research that has been provided.

In addition, the Company provides research to a customer over a twelve month period. The revenue for this arrangement is recognized over the term of the subscription. At September 30, 2020 the deferred portion is $3,750 and $21,250 has been recognized through that date.

Foreign Currency Transactions

The Company's reporting and functional currency is the U.S. dollar. Certain of the Company's revenues earned and expenses incurred are denominated and settled in foreign currencies.

Note 2 - Significant Accounting Policies (Cont'd):

Foreign Currency Transactions (Cont'd):

The Company's assets and liabilities denominated in a foreign currency are translated using exchange rates at the end of the year. Revenues and expenses are translated at average monthly rates for the year. The impact of translation gains and losses on assets and liabilities is included as a component of revenues in the Statement of Operations.

Income Taxes

The Company accounts for income taxes in accordance with current accounting standards. Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

The Company accounts for certain uncertainties in the accounting for income taxes utilizing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The Company files income tax returns in the US jurisdiction, New York State and New York City. The returns for fiscal years ended September 30, 2017 through 2019 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the other expense caption of the Statement of Operations.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. These estimates and assumptions are based on judgment and available information, and, consequently, results could be materially different from these estimates.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

Note 2 - Significant Accounting Policies (Cont'd):

Indemnifications (Cont'd):

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded any contingent liability in the financial statements for these indemnifications.

Share-Based Compensation

Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plans for Employees of Numis Securities Inc. (the "Plans"). The Plans are accounted for in accordance with current accounting for share-based payments which require companies to recognize an expense for stock-based compensation in the Statement of Operations. The Company has recorded compensation expense based on a weighted-average period over the vesting period of the awards, with the offset to additional paid-in capital, as the obligation to issue the shares will be satisfied by Plc.

Right-of-Use Assets and Operating Lease Liabilities:

Effective October 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of operating lease right-of-use assets and offsetting operating lease liabilities on the Statement of Financial Condition with no material impact on the Statement of Operations. The recognition of these operating lease right-of-use assets and operating lease liabilities represents a change from previous U.S. GAAP requirements which did not require operating lease right-of-use assets and operating lease liabilities to be recognized for most operating leases. The adoption of ASC 842 resulted in the recording of operating lease right-of-use assets of approximately $3,892,000 and operating lease liabilities of $4,174,000 at October 1, 2019.

The Company's operating lease arrangements are for real estate and equipment leases. Operating lease right-of-use assets represent the Company's right to use the underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's operating lease arrangements may include options to extend the lease terms which the Company does not include in the determination of the minimum lease term. Expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

The Company implemented ASC 842 using the modified retrospective approach. In addition, at October 1, 2019, there was no impact to stockholder's equity upon adoption.

Note 2 - Significant Accounting Policies (Cont'd):

Right-of-Use Assets and Operating Lease Liabilities (Cont'd):

The Company reconciles the operating lease expense with operating lease payments by presenting the amortization of the operating right-of-use assets and change in the operating lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities in the accompanying Statement of Cash Flows.

See note 5 for a summary of our rental commitments under operating leases as of December 31, 2020 and related disclosures.

Note 3 - Receivable from and Payable to Clearing Organizations:

Amounts receivable from and payable to clearing organizations at September 30, 2020, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$1,149,586	$ 1,101,726

Securities failed to deliver represent receivables for securities sold that have not been delivered by the clearing organizations for which the settlement date has passed. Securities failed to receive represent payables to clearing organizations for securities purchased that have not been received for which settlement date has passed.

Note 4 - Fixed Assets:

As of September 30, 2020, fixed assets consist of the following:

Furniture and fixtures	$ 215,912
Technology equipment	502,776
Leasehold improvements	289,913
	1,008,601
Accumulated depreciation	(573,445)
	$ 435,156

Depreciation expense for the year ended September 30, 2020 was $176,949 and is included in the Statement of Operations.

Note 5 - Commitments:

The Company is obligated under an operating lease for office space which expires on October 31, 2028. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses for the base operating year. This lease also calls for a security deposit of $259,125 which was satisfied by a standard letter of credit which is included on the Statement of Financial Condition.

In addition, the Company has entered into a 3 year operating lease agreement for office equipment which expires on February 8, 2022.

Occupancy expense and office equipment expense for the year ended September 30, 2020 was $503,403 and $10,692 respectively, and both are included in the Statement of Operations.

Minimum future annual rental commitments under the operating leases are as follows:

Year Ending	
September 30, 2021	$ 528,942
September 30, 2022	521,814
September 30, 2023	535,525
September 30, 2024	552,800
September 30, 2025	552,800
Thereafter	1,704,467
Total undiscounted lease payments	4,396,348
Less present value discount	(603,362)
Total Lease Liabilities	$ 3,792,986

Weighted Average Lease Terms	8.06
Weighted Average Discount Rate	3.75%
Cash paid for operating lease liabilities	$ 528,942

Note 6 – Related Party Transactions:

In the course of business, the Company acts as agent for the Parent's clients. In return for these services, the Company receives commission revenues and research income from the Parent in accordance with terms of the allocation methodology established in the July 2004 Transfer Pricing Agreement, between the Company and the Parent, as amended in November 2007. The allocation is primarily linked to the level of work performed by the Company.

For the fiscal year ended September 30, 2020, $624,554 of commissions revenue was allocated from the Parent related to trades between the Company's customers and the Parent, which is included in the Commissions line item, in the Statement of Operations. Additionally, $2,307,717 of research income was derived from third party customers in which the Company distributed research that was provided to the Company by the Parent.

Note 6 – Related Party Transactions (Cont'd):

In addition, the Company was allocated $9,312,361 as its share of of fees from private placements undertaken by the Parent. These fees are included in the Statement of Operations for the fiscal year ended September 30, 2020.

In accordance with the intercompany Transfer Pricing Agreement, the Parent receives a service fee for each transaction that is recorded by the Company based on the Parent's detailed cost analysis on services performed. Services performed include equity administration and support, equity research, broking, and corporate services.

For the year ended September 30, 2020, the intercompany service fee allocation under such agreement was $4,461,622, which is included in the Statement of Operations. At September 30, 2020, a capital contribution of $905,929 was recorded for the shares to be issued by Plc to satisfy the share compensation expense under the restricted stock plans. In addition, future monthly accruals of restricted stock plan compensation will also be recorded as capital contributions.

As of September 30, 2020 the Company has a receivable balance from the Parent of $2,121,958 in relation to these related party transactions.

As of September 30, 2020, the Company recorded return of capital of $1,750,000 to the holder of the outstanding common stock of the Company by making an offsetting reduction of the intercompany receivable from the Parent.

Note 7 - Clearing Fee Agreement:

The Company has an agreement with its clearing broker, Pershing. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee is defined in the agreement as a reasonable and determinable amount agreed upon by both parties. The Company does not intend to terminate the agreement and as such has not recognized any liability or expense related thereto. (See Note 13)

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At September 30, 2020, no such failure has occurred and the Company has recorded no liabilities with regard to the right.

Note 8 - Income Taxes:

The deferred tax assets are comprised of the following:

Deferred	
Federal	$ 436,490
State and local	494,948
	931,438
Less: Valuation allowance	(931,438)
	$ -

The Company files a Federal, New York State and New York City income tax returns.

The provision for income taxes is as follows:

Federal	$ 1,102,634
State and local	1,011,634
	2,114,268
Less: NOL benefits	(504,719)
Total income tax expense	$ 1,609,549

The effective tax rate differs from the statutory federal tax rate primarily due to the change in the valuation allowance. The Company has no available net operating loss carry forwards for federal income tax purposes. It has approximately $920,000 of carryforwards for state income tax purposes and approximately $810,000 for local income tax purposes. These net operating loss carry forwards expire on September 30, 2033.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. For the year ended September 30, 2020, the Company had taxable income and therefore the Company had an income tax liability. At September 30, 2020, the Company has recorded a deferred tax asset of approximately $931,000. The deferred tax asset primarily relates to temporary differences associated with the deductibility of depreciation and amortization, share plan accrued expenses, allowable gain and losses on conversion of currencies, net operating losses carry forwards and deferred rent.

A valuation allowance is recognized against the deferred tax asset if it is more likely than not such asset will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to uncertainty of earning future taxable income against which the deferred tax asset could be utilized, a valuation allowance for the full amount of the deferred tax assets has been recorded. In 2020, the valuation allowance decreased approximately $775,000, including the effect of the reduction in the statutory federal rate. The Company had no tax liability for uncertain tax positions as of September 30, 2020.

Note 8 - Income Taxes (Cont'd):

The Company is subject to New York State and City taxes based on capital. During the fiscal year ended September 30, 2020, the Company recognized $715,291 of federal taxes, $112,585 and $214,019 of state and city capital taxes, which are included in provision for income taxes in the Statement of Operations.

Note 9 - Restricted Stock Plans:

a) Details of restricted stock plans

During the year ended September 30, 2006 the Company had approved a plan (USRSP #1) under which selected employees were awarded a share purchase option to buy Plc stock on the LSE. During the year ended September 30, 2008 the Company approved and made further awards pursuant to two additional plans, USRSP #2 and USRSU #1.

Both USRSP #1 and #2 plans were fully vested in the fiscal years ended September 30, 2012 and September 30, 2015, respectively. No further awards will be made under either plan. The USRSU #1 plan remains current with awards and vestings taking place during the financial year.

b) Awards during the current fiscal year

USRSU #1

There were 115,814 restricted share units outstanding at the beginning of the current fiscal year that had been awarded under USRSU #1, with a weighted average price of $3.03. No new awards were made during the year.

A number of vestings took place during the year: 10,963 shares in December 2019 from the third tranche of the December 2016 issuance under RSU 32; 93,441 shares in January 2020 from the third tranche of the January 2016 issuance under RSU 26; and 11,410 shares in January 2020 from the third tranche of the June 2016 award under RSU 30. In total, 115,814 shares vested during the year at a weighted average price of $3.75.

As of September 30, 2020 there were no restricted share units outstanding. Compensation expense related to the USRSU #1 plan amounted to $20,331 for the year ended September 30, 2020 which is included in the Statement of Operations. As of September 30, 2020 there was no further unrecognized compensation cost related to non-vested restricted share units granted under the Plan.

OPTION SCHEME

The Group operates an employee option scheme which was originally formulated and approved in 2001. Under this scheme an option cannot be exercised later than the tenth anniversary after the grant date. The earliest date of exercise is usually three years after the date of grant.

Note 9 - Restricted Stock Plans (Cont'd):

In December 2013, 47,429 options were awarded at an exercise price of $4.17. The market value of the awards totaled $197,934 and the intrinsic value was $50,183.

There were 19,762 options exercised during the year. As of September 30, 2020 there were 19,762 unexercised options outstanding with a weighted average exercise price of $4.17 based on market value and $1.06 based on intrinsic value provided by Bloomberg. The awards being fully amortized before the start of the year, there was no compensation expense recorded for the year ended September 30, 2020. There were no further unrecognized compensation costs under the option plan.

US LTIP (2017) PLAN

In January 2017, a new scheme was formulated with share awards vesting after 4 years in 5 parts with differing share price conditions: the first 50% as a basic award with no price conditions; the next 10% if the closing daily share price is at or above £2.09 (the base price); the next 15% if the closing daily share price is at or above £3.09 (base price plus £1.00); the next 15% if the closing daily share price is at or above £4.09 (base price plus £2.00); and the final 10% if the closing daily share price is at or above £5.09 (base price plus £3.00). In all instances, the closing share price must remain at or above the given levels for a consecutive 90 days within the 4 year vesting period in order to trigger that particular tranche. All tranches achieving the price targets become entitled for vesting after the four year period providing personal and peer group soft targets around conduct and due diligence are met.

The fair value for each tranche has been calculated by independent expert advisers (Aon Hewitt) who have run a number of simulations to derive their calculations.

In January 2017, 1,500,000 awards were made to 3 individuals at a weighted average market price of $3.02 fair value price of $2.25. There were no vestings or leavers in the year leaving the year end position at September 30, 2020 unchanged from the January 2017 awards.

Compensation expense amounted to $885,598 for the year ended September 30, 2020, which is included in the Statement of Operations. As of September 30, 2020 there was $235,919 of total unrecognized compensation cost related to non-vested awards granted under the Plan. That cost is expected to be recognized over a weighted average period of 0.28 years.

Note 10 - 401(K) Profit Sharing Plan:

The Company maintains a 401(k) profit sharing plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" contribution to all eligible employees who have completed three months of employment. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the Plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter. The expense associated with this Plan for the year ended September 30, 2020 was $90,565. There were no discretionary contributions for the year ended September 30, 2020.

Note 11 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $250,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At September 30, 2020, the Company had net capital of $9,271,843 which was $8,829,931 in excess of its required net capital of $441,912. The ratio of aggregate indebtedness to net capital was 0.71 to 1.

The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and k(2)(ii) of this rule.

Note 12 - Covid-19 Pandemic:

The Company continues to monitor the effects of the COVID-19 Pandemic both on a national and international level and is responding accordingly. In addition, we continue to provide frequent communications to clients, employees, and regulators. In early March 2020, the vast majority of our employees began to work remotely with "essential" employees reporting to our offices. We accomplished this by significantly expending the use of technology infrastructure that facilitates remote operations. Our ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to our business or control processes as a result of this dispersion of employees. Recent outbreaks in various U.S. states as well as in Europe and the UK indicate that COVID-19 will continue to impact the economy and, by extension, our business, well into 2021. We currently anticipate that a large number of our employees will continue to work remotely for the indefinite future.

Note 13 - Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2020, and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2020.

The Company will be changing its fully disclosed clearing arrangements from Pershing to StoneX Financial Inc. in the first quarter of 2021. The Firm entered into a fully disclosed clearing agreement with StoneX Financial Inc. and is awaiting a schedule of tasks and onboarding dates.

SCHEDULE I

NUMIS SECURITIES INC.
SUPPLEMENTAL SCHEDULE
AS OF SEPTEMBER 30, 2020

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholder's equity		$ 11,824,694
Accrued bonus compensation net of tax benefit		1,043,275
Nonallowable assets		
Research fees receivable	$ (98,409)	
Fixed assets, net of accumulated depreciation	(435,156)	
Prepaid expenses	(90,657)	
Receivable from parent	(2,121,958)	
Letter of credit	(261,277)	
Total nonallowable assets		(3,007,457)
Net capital before haircuts on foreign currency		9,860,512
Haircuts on foreign currency		(588,669)
Net capital		$ 9,271,843
Aggregated indebtedness		
Items included in the statement of financial condition		
Accounts payable and accrued expenses		$ 6,628,673
Total aggregate indebtedness		$ 6,628,673
Computation of basic net capital requirement		
Minimum net capital required (the greater of $250,000 or 6-2/3% of aggregate indebtedness)		$ 441,912
Excess net capital		$ 8,829,931
Ratio: Aggregate indebtedness to net capital		.71 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of amended Form X-17A-5 as of September 30, 2020.

See Report of Independent Registered Public Accounting Firm.

NUMIS SECURITIES INC.
SUPPLEMENTAL SCHEDULE
AS OF SEPTEMBER 30, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and (ii) of the Rule.

See Report of Independent Registered Public Accounting Firm.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Numis Securities Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Numis Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Numis Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(i), (2)(ii) (the "exemption provisions") and (2) Numis Securities Inc. stated that Numis Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Numis Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Numis Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i), (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

New York, New York
December 9, 2020

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

Numis Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): paragraphs (k)(2)(i) and (k)(2)(ii),

(2) for the reporting period from October 1, 2019 through September 30, 2020, the Company has met the identified exemption provisions without exception.

Numis Securities Inc.

I, Nicholas Rego, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Nicholas J. Rego, CFO
December 09, 2020